REXAM

RECEIVED

2006 JAN 23 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

06010391

9 January 2006

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

PRESS RELEASE

Rexam strengthens relationship with Red Bull

Rexam, the global consumer packaging group and the world's leading beverage can maker, is pleased to announce that it has secured a long-term extension of its contract to supply beverage cans to Red Bull, the world's leading energy drink producer.

Rexam started producing cans for Red Bull in 1987 and since then has delivered more than 10 billion of the distinctive 250 ml slim aluminium beverage cans from plants in Austria, Germany and the Czech Republic.

Lars Emilson, Rexam's Chief Executive, added: "This contract extension reinforces our strong and longstanding relationship with Red Bull. Over the years we have consistently been able to match the phenomenal volume growth of Red Bull and we are well positioned to continue to do so in the future as the brand gains more followers across the world."

20 December 2005

Rexam PLC **020 7227 4100**
Lars Emilson, Chief Executive
David Robbie, Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics **020 7269 7291**
Richard Mountain